Suppl



16004251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 16 2016
Washington DC
416

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
U.S.$3,000,000,000
1.625 per cent. Global Notes due 16 March 2021
Series No. 847-00-1

Filed pursuant to Rule 3 of Regulation AD
Dated: 16 March 2016

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$3,000,000,000 principal amount of 1.625 per cent. Global Notes due 16 March 2021 (Series No. 847-00-1) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 14 March 2016 (the "Pricing Supplement"), which was filed previously under a report of the ADB dated 14 March 2016. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 30 April 2015, was filed under a report of the ADB dated 30 April 2015.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 14 March 2016, the ADB entered into a Terms Agreement, which was filed previously under a report of the ADB dated 14 March 2016, with Citigroup Global Markets Inc., J.P. Morgan Securities plc, Nomura International plc and RBC Capital Markets, LLC (the "Joint Lead Managers"), and the other managers named in the Terms Agreement (together with the Joint Lead Managers, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers

have severally but not jointly agreed to purchase, a principal amount of the Notes aggregating U.S.$3,000,000,000 for an issue price of 99.923% of the principal amount less a management and underwriting fee and selling concession of 0.125% of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 16 March 2016.

The Managers propose to offer all the Notes to the public at the public offering price of 99.923%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Citigroup Global Markets Inc.	U.S.$712,500,000
J.P. Morgan Securities plc	U.S.$712,500,000
Nomura International plc	U.S.$712,500,000
RBC Capital Markets, LLC	U.S.$712,500,000
BMO Capital Markets Corp.	U.S.$ 15,000,000
BNP Paribas	U.S.$ 15,000,000
Daiwa Capital Markets Europe Limited	U.S.$ 15,000,000
DBS Bank Ltd.	U.S.$ 15,000,000
Deutsche Bank AG, London Branch	U.S.$ 15,000,000
Goldman Sachs International	U.S.$ 15,000,000
HSBC Bank plc	U.S.$ 15,000,000
Merrill Lynch International	U.S.$ 15,000,000
Mizuho International plc	U.S.$ 15,000,000
Morgan Stanley & Co. International plc	U.S.$ 15,000,000
Total	U.S.$3,000,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.923%	0.125%	99.798%
Total	U.S.$2,997,690,000	U.S.$3,750,000	U.S.$2,993,940,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$45,000 *
Fees/Expenses of Independent Accountants	$1,500 *
Listing Fees (Luxembourg)	$2,800 *

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global-Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Pricing Supplement dated 14 March 2016, previously filed under a report of the ADB dated 14 March 2016.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Terms Agreement dated 14 March 2016, previously filed under a report of the ADB dated 14 March 2016.

(d) (i) Information Statement dated 30 April 2015, previously filed under a report of the ADB dated 30 April 2015.

(ii) Prospectus and Pricing Supplement (see (a) above).

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
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LAURENT ALPERT
VICTOR I LEWKOW
LESLIE N SILVERMAN
LEE C BUCHHEIT
JAMES M PEASLEE
THOMAS J MOLONEY
DAVID G SABEL
JONATHAN I BLACKMAN
MICHAEL L RYAN
ROBERT P DAVIS
YARON Z REICH
RICHARD S. LINCER
STEVEN G HOROWITZ
JAMES A DUNCAN
STEVEN M LOEB
CRAIG B BROD
EDWARD J ROSEN
LAWRENCE B FRIEDMAN
NICOLAS GRABAR
CHRISTOPHER E AUSTIN
SETH GROSSHANDLER
WILLIAM A. GROLL
HOWARD S. ZELBO
DAVID E BRODSKY
ARTHUR H KOHN
RICHARD J COOPER
JEFFREY S LEWIS
PAUL J SHIM
STEVEN L WILNER
ERIKA W NIJENHUIS
ANDRES DE LA CRUZ
DAVID C LOPEZ
CARMEN A CORRALES
JAMES L BROMLEY
MICHAEL A GERSTENZANG
LEWIS J LIMAN
LEV L DASSIN
NEIL O WHORISKEY
JORGE U JUANTORENA
MICHAEL D WEINBERGER
DAVID LEINWAND
DIANA L WOLLMAN
JEFFREY A ROSENTHAL
ETHAN A KLINGSBERG
MICHAEL J VOLKOVITSCH
MICHAEL D DAYAN
CARMINE D BOCCUZZI, JR
JEFFREY D KARPF
KIMBERLY BROWN BLACKLOW
ROBERT J RAYMOND
SUNG K KANG
LEONARD C JACOBY
SANDRA L FLOW
FRANCISCO L CESTERO
FRANCESCA L ODELL
WILLIAM L MCRAE
JASON FACTOR
MARGARET S. PEPONIS
LISA M SCHWEITZER
JUAN G GIRÁLDEZ
DUANE MCLAUGHLIN
BREON S. PEACE
MEREDITH E KOTLER
CHANTAL E KORDULA
BENET J O'REILLY
ADAM E FLEISHER
SEAN A O'NEAL
GLENN P MCGRORY
MATTHEW P SALERNO
MICHAEL J ALBANO
VICTOR L HOU
ROGER A COOPER
AMY R SHAPIRO
JENNIFER KENNEDY PARK
ELIZABETH LENAS
LUKE A BAREFOOT
PAMELA L MARCOGLIESE
PAUL M TIGER
JONATHAN S KOLODNER
DANIEL ILAN
MEYER H FEDIDA
ADRIAN R LEIPSIC
ELIZABETH VICENS
ADAM BRENNEMAN
ARI D MACKINNON
JAMES E LANGSTON
JARED GERBER
COLIN D LLOYD
COREY M GOODMAN
RISHI ZUTSHI
JANE VANLARE
RESIDENT PARTNERS

SANDRA M ROCKS
S DOUGLAS BORISKY
JUDITH KASSEL
DAVID E WEBB
PENELOPE L CHRISTOPHOROU
BOAZ S MORAG
MARY E ALCOCK
DAVID H HERRINGTON
HEIDE H ILGENFRITZ
HUGH C CONROY, JR
KATHLEEN M EMBERGER
WALLACE L LARSON, JR
AVRAM E LUFT
ANDREW WEAVER
HELENA K GRANNIS
GRANT M BINDER
JOHN V HARRISON
CAROLINE F HAYDAY
NEIL R MARKEL
HUMAYUN KHALID
RESIDENT COUNSEL

LOUISE M PARENT
OF COUNSEL

Writer's Direct Dial: +1 212 225 2190
E-Mail: mvolkovitsch@cgsh.com

16 March 2016

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the several Managers (the "Managers") named in the terms agreement dated as of 14 March 2016 between the Asian Development Bank (the "ADB") and the Managers, in connection with the offering by ADB of U.S.$3,000,000,000 principal amount of 1.625 per cent. Global Notes due 16 March 2021 (Series No. 847-00-1) (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the prospectus dated 28 April 2011 relating to the Program and the pricing supplement dated 14 March 2016;

(b) the standard provisions dated as of 28 April 2011 relating to the issuance of Notes by ADB;

(c) an executed copy of the uniform fiscal agency agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB;

(d) the letter of instruction dated 14 March 2016 from ADB to the FRBNY, authorizing and requesting delivery of the Notes; and

(e) the opinion of the General Counsel of ADB dated 16 March 2016 delivered to the Managers in connection with the offering of the Notes and the opinion of the General Counsel of ADB dated 9 May 2011 in connection with the commencement of the Program.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered in book-entry form to or on behalf of the Managers and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By 

Michael J. Volkovitsch, a Partner